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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-19186 (Genesis Health Ventures, Inc. was issued a new
    Commission File Number on October 2, 2001 such new number is: 000-33217)

                          Genesis Health Ventures, Inc.
                          -----------------------------
             (Exact name of registrant as specified in its charter)


                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 444-6350
                                 --------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           9 3/4% Convertible Senior Subordinated Notes Due 2005(1)(2)
           -----------------------------------------------------------
            (Title of each class of securities covered by this Form)


                    Common Stock, par value $.02 per share(3)
          Warrants to purchase Common Stock, par value $.02 per share, exercisable until October 2, 2002(3)
                        ---------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [   ]      Rule 12h-3(b)(1)(ii)    [   ]
         Rule 12g-4(a)(1)(ii)  [   ]      Rule 12h-3(b)(2)(i)     [   ]
         Rule 12g-4(a)(2)(i)   [   ]      Rule 12h-3(b)(2)(ii)    [   ]
         Rule 12g-4(a)(2)(ii)  [   ]      Rule 15d-6              [   ]
         Rule 12h-3(b)(1)(i)   [ X ]

       Approximate number of holders of record as of the certification or notice date: Zero
                                             ----


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Pursuant to the requirements of the Securities Exchange Act of 1934, Genesis
Health Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 Genesis Health Ventures, Inc.

                                 By: /s/ James V. McKeon
                                     ------------------------------------------
                                     Name:  James V. McKeon
                                     Title: Senior Vice President and Corporate
                                            Controller
                                     Date:  October 19, 2001

(1) On June 22, 2000, Genesis Health Ventures, Inc. ("Genesis") and The Multicare Companies, Inc. ("Multicare") each filed voluntary petitions with the U.S. Bankruptcy Court in Delaware to reorganize their respective capital structures under Chapter 11 of the U.S. Bankruptcy Code. Genesis and Multicare filed a joint plan of reorganization (the "Plan") in the U.S. Bankruptcy Court for the District of Delaware on June 5, 2001, calling for, among other things, the merger of the two companies under the Genesis banner. The Plan provides that Multicare will become a wholly-owned subsidiary of Genesis. The Plan also provides for the cancellation of certain of Genesis' outstanding securities and for the issuance by Genesis of new notes, new preferred stock and new common stock to the Genesis and Multicare creditors. Certain of Genesis creditors will also receive warrants to purchase the new common stock. Existing holders of Genesis preferred stock and Genesis and Multicare common stock will receive no distribution under the Plan. The Plan became effective on October 2, 2001.

(2) On October 3, 2001 Genesis' 9 3/4% Convertible Senior Subordinated Notes Due 2005 were suspended from trading on the New York Stock Exchange.

(3) A Registration Statement on Form 8-A was filed with the SEC on October 2, 2001 related to these securities.